EXHIBIT 99.1

Manchester United plc Reschedules Fourth Quarter
and Fiscal 2012 Earnings Call from 8am ET to 11am ET

MANCHESTER, ENGLAND — 14 September 2012 — Manchester United plc (NYSE: MANU) (the “Company”), one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth, today announced that it has rescheduled its fourth quarter and fiscal 2012 earnings conference call and live webcast. Manchester United will now review its results at 11:00 am ET on Tuesday, 18 September 2012. The Company will release its financial results on Tuesday, 18 September 2012 prior to the market open.

A live, listen-only webcast of the conference call will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.

Through our 134-year heritage we have won 60 trophies, enabling us to develop one of the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Contacts:

Investor Relations:

Brendon Frey / Rachel Schacter

ICR

+1 203 682 8200

ir@manutd.co.uk

Media:

Philip Townsend

Manchester United plc

+44 161 868 8219

philip.townsend@manutd.co.uk